中信泰富有限公司

BY COURIER

Exemption No. 82-5232


CITIC PACIFIC

Date : 20th May, 2005


05008429

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Financ
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

BEST AVAILABLE COPY

SUPPL



Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since April 22, 2005 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED

MAY 31 2005

THOMSON
FINANCIAL







Alice Tso
Company Secretary

Encl.

Exemption No. 82-5232

Annexure

CITIC Pacific Limited

List of Information that the Company since April 22, 2005 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Notification of Change of Particulars of Secretary and Director
   Date : May 3, 2005
   Entity Requiring Item : Hong Kong Companies Registry

2. Document : Return of Allotments
   Date : May 4, 2005
   Entity Requiring Item : Hong Kong Companies Registry

3. Document : Monthly Return on Movement of Listed Equity Securities
   Date : May 4, 2005
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

4. Document : Press Announcement regarding the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on May 12, 2005
   Date : May 12, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)



公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: **145656**

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 個人秘書／董事資料更改 Change of Particulars of Individual Secretary／Director

(如涉及超過一名個人秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事 Identity of the Individual Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to: -

中文姓名 Name in Chinese	范鴻齡	
英文姓名 Name in English	Fan	Hung Ling, Henry
	姓氏 Surname	名字 Other Names
(註 Note 7) 身份證明 Identification	E198171(8)	Nil
	香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: - 傳真 Fax: -
電郵地址 E-mail Address: N/A
檔號 Reference: N/A

請勿填寫本欄 For Official Use

SEC MAIL RECEIVED MAY 3 2005 PROCESSING SECTION

收件日期 RECEIVED 03-05-2005 公司註冊處 COMPANIES REGISTRY (Administration Section)

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number

145656

2 個人秘書／董事資料更改 (續上頁)
Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only 生效日期 Effective Date

Item	Particulars		日 DD	月 MM	年 YYYY
(a) 中文姓名 Name in Chinese	-				
(b) 英文姓名 Name in English	姓氏 Surname: -	名字 Other Names: -			
(註 Note 9) (c) 別名 Alias	-				
(註 Note 10) (d) 住址 Residential Address	Bay Villas No. 57 Shouson Hill Road Hong Kong	國家 Country: -	01	05	2005
(註 Note 11) (e) 電郵地址 E-mail Address	-				
(f) 香港身份證號碼 Hong Kong Identity Card Number	-				
(g) 海外護照 Overseas Passport	簽發國家 Issuing Country: -	號碼 Number: -			

表格 Form **D2B**

公司編號 Company Number: 145656

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁B填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事 Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 *Please tick the relevant box(es)*

(註 Note 6) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 12) 中文名稱 Name in Chinese

(註 Note 12) 英文名稱 Name in English

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 Please complete item(s) with change(s) only — 生效日期 Effective Date

(a) 中文及英文名稱 Name in Chinese and English — 日 DD 月 MM 年 YYYY

(註 Note 13) (d) 地址 Address — 國家 Country — 日 DD 月 MM 年 YYYY

(註 Note 11) (c) 電郵地址 E-mail Address — 日 DD 月 MM 年 YYYY

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。
This Notification includes 0 Continuation Sheet(s) A and 0 Continuation Sheet(s) B.

簽署 Signed :

姓名 Name : Alice Tso Mun Wai

日期 Date : 03 MAY 2005
日 DD / 月 MM / 年 YYYY

~~董事 Director~~／秘書 Secretary *

**請刪去不適用者 Delete whichever does not apply*



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted



SEC MAIL PROCESSING
RECEIVED
SECTION
WASH. D.C.

由 From			至 To		
18	4	2005	18	4	2005
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	12,000.00
已繳及應繳的溢價總額 [第5A(a)、5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	585,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	876,868,064.00

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111　　傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

請勿塡

Your Receipt
Companies Registry
H.K.

04/05/2005 11:07:03
Submission No.: 222006886
CR NO.: 0145656
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	[illegible]

表格 Form **SC1**

公司編號 Company Number

145656

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 **Shares Allotted for Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額（包括溢價） Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	30,000	HKD0.40	HKD19.90	Nil	HKD19.50	HKD585,000.00

(註 Note 9) B. 非現金支付的分配股份 **Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額（包括溢價） Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

表格 Form **SC1**

公司編號 Company Number: **145656**

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Mak Kai Lert Russell	Flat G, 13/F., Block 17, Chi Fu Fa Yuen, Pokfulam, Hong Kong	30,000	
	各類別股份分配的總數 Total Shares Allotted by Class	30,000	Nil

簽署 Signed :

姓名 Name : Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date : 4th May, 2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th April, 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 4th May, 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,192,140,160	--	---
Increase/~~(Decrease)~~ during the month	40,000	--	---
Balance at close of the month :	2,192,180,160	--	---

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	9,540,000	--	--	--	9,540,000	Nil
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 19.90	11,110,000	--	40,000	--	11,070,000	40,000
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ Subscription price: HK$ ____ 2.______ Subscription price: HK$ ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ~~ordinary~~ shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month:						40,000

Remarks : ____________________

Authorised Signatory:



Name: Alice Tso Mun Wai

Title: Company Secretary

Note:


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)

POLL RESULTS OF ANNUAL GENERAL MEETING HELD ON 12 MAY 2005

At the Annual General Meeting of CITIC Pacific Limited ("the Company") held on 12 May 2005 ("the AGM"), all the resolutions were approved by shareholders by poll voting. The number of shares represented by votes for and against the respective resolutions at the AGM was as follows: –

	RESOLUTIONS	Number of Votes (%)	
		For	Against
1	*To adopt the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2004.*	1,326,208,611 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2	To declare a final dividend for the year ended 31 December 2004.	1,333,759,611 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(a)	To re-elect Mr. Vernon Francis Moore as Director.	1,323,197,411 (99.8859%)	1,511,200 (0.1141%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(b)	To re-elect Mr. Yao Jinrong as Director.	1,326,200,411 (99.8862%)	1,511,200 (0.1138%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(c)	To re-elect Mr. Chang Zhenming as Director.	1,326,185,411 (99.8862%)	1,511,200 (0.1138%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(d)	To re-elect Mr. Norman Ho Hau Chong as Director.	1,326,270,411 (99.8905%)	1,454,200 (0.1095%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(e)	To re-elect Mr. André Desmarais as Director.	1,326,196,411 (99.8862%)	1,511,200 (0.1138%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(f)	To re-elect Mr. Leslie Chang Li Hsien as Director.	1,326,199,411 (99.8862%)	1,511,200 (0.1138%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
4	To re-appoint Messrs. PricewaterhouseCoopers as Auditors and authorise the Board of Directors to fix their remuneration.	1,328,076,411 (99.9879%)	161,200 (0.0121%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
5	To amend the New Articles of Association of the Company.	1,328,302,847 (99.9923%)	102,800 (0.0077%)
	As more than 75% of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
6	To grant a general mandate to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of this resolution.	1,213,393,993 (90.8900%)	121,619,618 (9.1100%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
7	To grant a general mandate to the Directors to purchase or otherwise acquire shares in the capital of the Company not exceeding 10% of the issued share capital of the Company as at the date of this resolution.	1,328,263,411 (99.9872%)	170,200 (0.0128%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
8	To add the aggregate nominal amount of the shares which are purchased or otherwise acquired under the general mandate in Resolution (7) to the aggregate nominal amount of the shares which may be issued under the general mandate in Resolution (6).	1,328,239,411 (99.9865%)	179,200 (0.0135%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

For and on behalf of
CITIC Pacific Limited
Alice Tso Mun Wai
Secretary

Hong Kong, 12 May 2005

Notes:

1. The total number of shares entitling the holder to attend and vote for or against the resolutions at the AGM was 2,192,680,160 shares. None of these 2,192,680,160 shares were the shares entitling the holder to attend and vote only against the resolutions at the AGM.

2. PricewaterhouseCoopers, the Company's auditors, was appointed as the scrutineer for the voting-taking at the AGM. The poll results were subject to scrutiny by PricewaterhouseCoopers, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by Tengis Limited, Share Registrars of CITIC Pacific Limited, to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Vernon Francis Moore, Peter Lee Chung Hing, Norman Yuen Kee Tong, Yao Jinrong, Chang Zhenming, Li Shilin, Carl Yung Ming Jie, Liu Jifu and Leslie Chang Li Hsien; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.